UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2017

STRATA OIL & GAS, INC.

(Registrant’s Name)

10010 - 98 Street
PO Box 7770
Peace River, AB
T8S 1T3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On July 18, 2017, Strata Oil & Gas Inc. (the “Company”), filed Articles of Amendment with Corporations Canada amending the capital of the Corporation to be consolidated on the basis of one (1) Common Share for every ten (10) Common Shares, a copy of which is attached hereto as Exhibit 3.1.

On July 18, 2017, the Company affected a reverse stock split of the Company’s Common Stock at a reverse split ratio of 1-for-10, pursuant to a plan approved by the Company’s Board of Directors.

As a result of the reverse stock split, everyone hundred pre-split shares of the Company's common stock issued by the Company as Strata Oil & Gas Inc., issued and outstanding were automatically exchanged for one post-split share of common stock without par value, with any fractional shares resulting from the exchange being rounded up to the nearest whole share (the “Stock Split”). Accordingly, the number of shares of the Company's common stock issued and outstanding has been decreased from 140,534,843 shares to approximately 14,053,484 shares, without accounting for fractional shares.

The Company has elected to treat the Stock Split as a non-mandatory exchange. As a result, there will be no letter of transmittal sent to the Company’s shareholders directing them to exchange their existing stock certificates. Rather, shareholders will retain their existing pre-split stock certificates until such time as they are submitted to the Company.

The Company obtained the sufficient number of votes required to approve the name change and reverse stock split in the Annual Written Consent of a Majority of the Shareholders dated June 26, 2017.

Item 9.01 Exhibits

3.1	Amended Articles of Incorporation.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Strata Oil & Gas Inc.

/s/ Trevor Newton
By: /s/ Trevor Newton
Name: Trevor Newton
Title: President

Date: November 6, 2017

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